February 9, 2005

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Greg Belliston

Re:	CardioVascular BioTherapeutics, Inc.
Registration Statement on Form S-1
File No. 333-119199

Dear Mr. Belliston:

With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), the following information regarding the distribution of the prospectus dated September 23, 2004, prospectuses dated January 13, 2005 and the prospectus dated February 4, 2005 is hereby furnished to the Commission pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the Registration Statement.

The number of prospectuses dated September 23, 2004, prospectuses dated January 13, 2005 and the prospectuses dated February 4, 2005 as distributed between September 23, 2004 and February 8, 2005 is as follows:

	No. of copies dated September 23, 2004	No. of copies dated January 13, 2005	No. of copies dated February 4, 2005
To Prospective Underwriters and Dealers:	2,184	2,184	2,184
To Institutions:	107	107	107
To Individuals:	413	413	422

Total:	2,704	2,704	2,713

Sincerely,

FIRST DUNBAR SECURITIES CORPORATION
As Representative

/s/ Robert L. Clark
Robert L. Clark
Chief Executive Officer